UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to transactions contemplated by the Agreement and Plan of Merger, dated as of July 17, 2017, among Rocket Fuel Inc., Fuel Acquisition Co. and Sizmek Inc.:

•                  Exhibit 99.1: E-mail to Customers.

•                  Exhibit 99.2: E-mail to Employees.

•                  Exhibit 99.3: Partner Vendor E-mails.

•                  Exhibit 99.4: Town Hall Presentation.

•                  Exhibit 99.5: FAQ — Internal.

•                  Exhibit 99.6: FAQ — Customers.

•                  Exhibit 99.7: Social Channel Updates.

•                  Exhibit 99.8: RED Team Notification.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	E-mail to Customers.

99.2	E-mail to Employees.

99.3	Partner Vendor E-mails.

99.4	Town Hall Presentation.

99.5	FAQ – Internal.

99.6	FAQ – Customers.

99.7	Social Channel Updates.

99.8	RED Team Notification.

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